Snow Lake's Pine Ridge Uranium Project to benefit from the  Trump Administrations
Executive Order Increasing Domestic Mineral Production

Winnipeg, Manitoba, Canada March 21, 2025 — Snow Lake Resources Ltd., d/b/a Snow Lake Energy (Nasdaq: LITM) ("Snow Lake"), a North American uranium exploration and development company, today welcomed the Trump Administration’s March 20, 2025 Executive Order (the “Executive Order”) aimed at aggressively accelerating American mineral production, including uranium.  Snow Lake’s recently announced 50/50 joint venture with Global Uranium and Enrichment Limited (“GUE”) on the Pine Ridge Uranium Project (“Pine Ridge”) in Wyoming is now positioned to directly benefit from the measures announced in the Executive Order.

Executive Order Unlocks Fast-Tracked Permitting and Government Funding

The Executive Order establishes uranium as a  critical mineral for national and energy security.  It mandates immediate action across federal agencies to expedite permitting and approvals for domestic mineral projects, while directing funding and investment support through the Department of Defense, the U.S. International Development Finance Corporation (DFC), and the U.S. Export-Import Bank.

CEO Remarks

"With the United States producing just 0.02% of global uranium supply, the Executive Order represents a seismic shift in national energy policy," said Frank Wheatley, CEO of Snow Lake Energy. "Snow Lake and GUE's Pine Ridge project is not only in one of the most uranium-rich regions in the U.S., but it now stands to benefit from accelerated permitting timelines and unprecedented access to federal financing and support. We strongly believe that Pine Ridge holds the potential to directly contribute to the objectives of the Executive Order."

Pine Ridge Uranium Project - Fully Aligned with U.S. Strategic Objectives

The Pine Ridge Project, located in Wyoming's Powder River Basin, is a fully domestic, advanced-stage uranium asset with a large JORC 2012 exploration target, significant potential scale, and rapid development potential through In-Situ Recovery (ISR) methods.1  Wyoming is the U.S.'s leading uranium-producing state and benefits from a well-established, mining-friendly, regulatory framework.

Surrounded by large-scale uranium operations, including Cameco's Smith Ranch facility just 15 km away, Pine Ridge is uniquely positioned to potentially contribute to rebuilding America's uranium supply chain.

1 For more information on this exploration target see GUE's ASX Announcement dated March 12, 2025

U.S. Government Commitment to Domestic Mineral Security

The Executive Order includes:

  Immediate identification and fast-tracking of priority mineral projects by federal permitting agencies
  Delegated authority to the Department of Defense and DFC to fund strategic mineral production projects through loans, grants, and equity investments
  Establishment of a dedicated domestic mineral production fund
  Use of public land for commercial mineral development and enhanced support for small business participation in the mineral sector

This landmark policy shift offers a unique opportunity for Snow Lake and GUE to develop Pine Ridge under a regulatory and financial environment explicitly designed to support projects of national significance.

Uranium Supply Chain2

The uranium-to-nuclear fuel supply chain in lengthy, complex and full of vulnerabilities from mine to nuclear reactor.  Uranium is mined primarily in Kazakhstan (43%), Canada (15%), Namibia (11%), Australia (9%), Uzbekistan (7%) and Russia (5%).

United States - Uranium Production

The United States currently produces 0.02% of global uranium production in 2022.  In order to achieve its objectives of national and energy security, feed its nuclear energy and defense agendas, and strategic stockpiles of uranium, the United States must ramp up domestic uranium production through policies designed to support uranium mining.  This is what the Executive Order is designed to accomplish.3

Supporting International Supply Chain Security

In addition to Pine Ridge, Snow Lake's Engo Valley Uranium Project in Namibia aligns with the Executive Order's goal of securing international mineral supply chains.  As uranium demand surges under the global nuclear energy renaissance, diversified mineral supply chains are critical for energy security.

About Global Uranium and Enrichment Limited

Global Uranium and Enrichment Limited (GUE) is an Australian public listed company providing unique exposure to not only uranium exploration and development, but to the uranium enrichment space.  Amid a nuclear energy renaissance, GUE is developing a portfolio of advanced, high grade uranium assets in prolific uranium districts in the United States and Canada, and has established a cornerstone position in Ubaryon Pty Ltd, an Australian uranium enrichment technology company.

2 Centre for Strategic & International Studies - February 5, 2025

3 Centre for Strategic & International Studies - February 5, 2025.

For more information on GUE, please refer to their website4.

Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian mineral exploration company listed on Nasdaq:LITM, with a global portfolio of clean energy mineral projects comprised of three uranium projects and two hard rock lithium projects.  The Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia, the Black Lake Uranium Project is an exploration stage project located in the Athabasca Basin, Saskatchewan, and the Buffalo Uranium Project is an exploration stage project in Wyoming, United States.  The Shatford Lake Project is an exploration stage project located adjacent to the Tanco lithium, cesium and tantalum mine in Southern Manitoba, and the Snow Lake Lithium™ Project is an exploration stage project located in the Snow Lake region of Northern Manitoba.  Learn more at www.snowlakeenergy.com.

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact and Information Frank Wheatley, CEO	Investor Relations Investors: ir@snowlakelithium.com Website: www.snowlakeenergy.com	Follow us on Social Media Twitter: www.twitter.com/SnowLakeEnergy LinkedIn: www.linkedin.com/company/snow-lake-energy

4 https://globaluranium.com.au